UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [June] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (    ✓    )            No        Form 40-F (          )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (            )            No (✓    )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated June 22, 2005. Attached is English language version of the notice.

The following table sets forth the summary of the Disaffiliation of Affiliated Company.

	1. Details of Change	Disaffiliation of Affiliated Company
2. Affiliated Company	Company Name	Mirae America Inc.
	Representative	Hyung Yun Lee
	Condensed Balance Sheet (KRW)	Total Asset	2,344,267,685	Total Shareholders’ Equity	-750,840,109
		Total Liabilities	3,095,107,794	Capital Stock	208,760,000
	Main Business	Market SMD Placement System and Semiconductor Test Handler in the continent of America.
	Others	-
	3. Name of Affiliated Group	Mirae Corporation
	4. Reason for Disaffiliation	To enhance business operation through dissolution of Mirae America Inc. as a part of the corporate restructuring.
	5. Majority Shareholder’s shareholding Ratio after Disaffiliation (%)	0.00
	6. Number of Affiliated Companies After Change	7
	7. Date of Change	June 22, 2005
8. Others

- Condensed Balance Sheet of Item 2 is based on the end of the fiscal year 2004 and the exchange rate was applied to US$ 1.00 into 1,043.80 Won as of December 31, 2004.

- Date of change of Item 7 is on the basis of date on causes of dissolution for investment company.

	Date of Relevant Disclosure	-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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